Warner Norcross & Judd LLP
Attorneys at Law
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

December 2, 2005

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Professionals Direct, Inc. Form 10-KSB for fiscal year ended December 31, 2004 Filed March 16, 2005 Schedule 14A Filed April 19, 2005 File No. 000-49786

Dear Messrs. Rosenberg and Atkinson and Ms. Ignat:

                    We are counsel to Professionals Direct, Inc. ("PDI"). PDI received your letter dated November 23, 2005, in which you provided additional comments on PDI's Form 10-KSB for the fiscal year ended December 31, 2004. On December 1, 2005, we contacted Ms. Ignat and discussed the comment letter and PDI's response. As we discussed, PDI is diligently working on preparing a response to the comment letter and we expect to file the response no later than December 23, 2005.

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
December 2, 2005

_______________________

                    We look forward to addressing each of your comments and appreciate your assistance with this matter. If you have any questions or concerns about this letter or our response, please do not hesitate to contact me or Gordon Lewis at (616) 752-2752.

Very truly yours,

/s/ Lawrence R. Duthler

Lawrence R. Duthler